Teva to Host Conference Call and Webcast
to Provide Preliminary Outlook for 2016-2019

Jerusalem, July 12, 2016 — Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced today that it will host a conference call and webcast for the investment community on Wednesday, July 13, 2016 at 8:00 a.m. ET to communicate its preliminary non-GAAP financial results for the quarter ended June 30, 2016. The Company will also provide its preliminary non-GAAP financial outlook for the years 2016 — 2019, which will include its pending acquisition of the Actavis Generics business that is awaiting FTC clearance.

On the conference call and webcast, the Company will communicate that it now expects revenues for the second quarter of 2016 to be $4.9 — $5.0 billion compared to its previous guidance of $4.8 – $4.9 billion, while non-GAAP EPS for the quarter is now expected to be $1.19 – $1.22 compared to the previous guided range of $1.16 – $1.20 based on a fully diluted weighted average number of shares of 980 million. Cash flow from operating activities is now expected to be $1.0 – $1.1 billion compared to $1.2 – $1.3 billion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-254-0808; Canada 1-866-607-2172 or International +44(0) 1452-541003; passcode: 46404463. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva’s website at: www.ir.tevapharm.com  Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until August 8, 2016, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452-550000; passcode:  46404463.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Limited (Teva) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus when available, together with the information incorporated by reference therein, and the other documents that Teva has filed with the SEC for more complete information about Teva and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Teva will arrange to send you these documents if you request them by calling (215) 591-8912.

The preliminary expected range for forward-looking non-GAAP EPS contained in this press release is provided only on a non-GAAP basis, due to the inherent difficulty of calculating items that would be included in EPS on a GAAP basis. As a result, reconciliation of forward-looking non-GAAP EPS to GAAP EPS is not available without unreasonable effort, and Teva is unable to address the probable significance of information that is currently unavailable. It is expected that non-GAAP EPS, when reported, will reflect the exclusion of, among other things, amortization, impairments and financial expenses (and the corresponding tax effects thereof).

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